Exhibit 99.2

Form of Proxy - Annual General Meeting to be held on Wednesday, May 3, 2023

Appointment of Proxyholder I/We being the undersigned holder(s) of Vermilion Energy Inc. hereby appoint Dion Hatcher or failing this person, Lars Glemser	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Vermilion Energy Inc. (“Vermilion”) to be held virtually at https://web.lumiagm.com/#/272271947 at 3:00 pm (Mountain Time) on Wednesday, May 3, 2023 or at any adjournment thereof (the “Meeting”).

1.	Number of Directors. To set the number of directors to be elected at the Meeting at 10 (ten).							For ☐	Against ☐
2.	Election of Directors.	For	Withhold		For	Withhold		For	Withhold
	a. Dion Hatcher	☐	☐	b. James J. Kleckner Jr.	☐	☐	c. Carin S. Knickel	☐	☐
	d. Stephen P. Larke	☐	☐	e. Dr. Timothy R. Marchant	☐	☐	f. Robert B. Michaleski	☐	☐
	g. William B. Roby	☐	☐	h. Manjit K. Sharma	☐	☐	i. Myron M. Stadnyk	☐	☐
	j. Judy A. Steele	☐	☐
3.	Appointment of Auditors. Appointment of Deloitte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.							For ☐	Withhold ☐
4.	Executive Compensation. Advisory resolution to accept the approach to executive compensation disclosed in the Information Circular.							For ☐	Against ☐

	Signature(s):	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
/ /
I/we authorize you to act at the Meeting in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management of Vermilion (“Management”).		MM / DD / YY

Interim Financial Statements - Check the box to the right if you would like to RECEIVE Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email. ☐	Annual Financial Statements - Check the box to the right if you would like to DECLINE to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

This form of proxy is solicited by and on behalf of Management.

Proxies must be received by 3:00 pm (Mountain Time) on Monday, May 1, 2023.

Notes to Proxy

1.	Each holder has the right to appoint a person, who need not be a holder, to attend and represent him or her at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.
2.	If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or in respect of other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING:

To Complete Your Proxy Online please visit:

https://login.odysseytrust.com/pxlogin

You will require the CONTROL NUMBER printed with your address to the right.

If you submit your proxy by Internet, do not mail this proxy.

To Virtually Attend the Meeting:

Shareholder Address and Control Number Here

You can attend the meeting virtually by visiting https://web.lumiagm.com and entering the meeting ID 272271947 and password: vermilion2023 (case sensitive). You will need the latest version of Chrome, Safari, Edge or Firefox. Internet Explorer is not supported.

For further information on the virtual Meeting and how to attend it, please view the Information Circular.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at www.odysseycontact.com

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.